

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Granger Whitelaw
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street, 16-079
New York, NY 10004

> **Re: GoLogiq, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2022**
> **File No. 333-231286**

Dear Granger Whitelaw:

   We have reviewed your response to our prior comment letters and your amended Form 10-K and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 of Form 10-K for the Year Ended December 31, 2022

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.   Please have your independent registered public accounting firm revise their report to include explanatory language regarding the restatement. Refer to paragraph 18(e) of PCAOB Auditing Standards AS 3101 and paragraphs 9-10 and 16-17 of AS 2820.

   Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Scott Kline